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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-136583

GREEN PLANET GROUP, INC.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

14988 N. 78th Way, Suite 103, Scottsdale, Arizona 85260

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock and Preferred Stock

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains.)

Please place an X in the box(es) to designate the rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:    465

Pursuant to the requirements of the Securities Exchange Act of 1934 GREEN PLANET GROUP, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 13, 2013	By:	/s/ Edmond L. Lonergan
Edmond L. Lonergan
President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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